October 6, 2006

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission, CF/AD 5
100 F. Street N.E.
Washington D.C. 20549-3561

Re:          Affinity Group Holding, Inc.
Affinity Group, Inc.
Forms 10-K for the Year Ended December 31, 2005
Filed March 3, 2006
File Nos. 000-22852 and 333-124109

Dear Mr. Humphrey:

Please find below our response to your letter dated September 26, 2006 in regard to the filings noted above.  Further, as requested in your letter, please be advised that Affinity Group Holding, Inc. and Affinity Group, Inc. (collectively “Affinity”) acknowledge that; Affinity is responsible for the adequacy and accuracy of the disclosure in the filings: SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and Affinity may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Forms 10-K for the Year Ended December 31, 2005

Item 2. Properties

1.               We note from your disclosure here that your operating leases for properties have expiration dates through 2039, and that they generally provide for annual escalation.  Supplementally explain to us how you have accounted for such escalation clauses.

Response:   Rent expense under non-cancelable operating leases with scheduled rent increases or free rent periods is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession. The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred rent liability included with other liabilities.  Please note that the lease expiration dates included in the Properties table under Item 2 include all stated option periods.

Item 8. Financial Statements

Note 6 — Income Taxes

2.               Please revise your tabular presentation of current and deferred portions of your tax provision to separate both current and deferred portions by jurisdiction (i.e., state and federal).

Response:   The Company’s future filings will separate both the current and deferred portions of the provision by jurisdiction (state and federal).

Exhibits

3.               It is not appropriate to incorporate be reference the consents of Ernst & Young and Kaplan, Strangis and Kaplan.  See Item 601(b)(23) of Regulation S-K.

Response:   References to all consents were included in error, as no consents were required. References to consents of Ernst & Young LLP and Kaplan, Strangis and Kaplan will be deleted in future filings.

Forms 10-Q for the Quarterly Period Ended June 30, 2006

Note 1 — Basis of Presentation

4.               We note from your disclosure here and elsewhere in your filing that your change for tax purposes to an S corporation was approved in the second quarter of fiscal 2006 and, due to this change, you have remeasured your deferred tax assets and liabilities on the date of change.  Please supplementally explain to us the methodology employed in such revaluation.  Include in your response how you have considered the guidance in paragraph 28 of SFAS 109, and why you believe the fair values assigned to such deferred tax assets and liabilities are appropriate.

Response:   The Company’s revaluation of their deferred assets and liabilities included the elimination, as required under paragraph 28 of SFAS 109, of the deferred tax assets and liabilities for those corporations which changed their tax status to an S corporation.  The tax status of certain subsidiary companies (e.g. Camping World, Inc. and its subsidiaries remained taxable C corporations) did not change and their deferred tax accounts continued to be measured and reported as required under SFAS 109.  The Corporation’s deferred tax accounts were also revalued for certain state taxes, which are payable by S corporations, and other potential liabilities related to prior C corporation years including built-in gain taxes.  The Company believes that the values assigned to its deferred tax accounts are appropriate.

5.               As a related matter, please expand your discussion of liquidity within MD&A to clearly explain how such tax status change may limit your ability to raise equity capital in the future.

Response:  We believe the S-corporation election has not limited our ability to issue debt through the capital markets.  Both the Affinity Group Holding, Inc. and Affinity Group, Inc. Indentures and the Affinity Group, Inc. revolving credit facility contemplated an S-corporation tax election.  The current tax distributions by the Company while under the S-corporation status are limited to the amount the Company would have been required to pay to taxing authorities had the Company retained its C-corporation status.  Further, the Companies have never raised capital through equity issuance.  Their capital financing has always been through debt issuances.  In future filings, we will add a statement in the discussion of liquidity to the effect that our subchapter- S election may limit the ability of the company to raise funds in the equity market.

If you have any questions, please do not hesitate to contact me at (805) 667-4100.

Sincerely,

Thomas F. Wolfe
Sr. Vice President and CFO